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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                     0-19512
                                  (Check One):

                                                                    CUSIP NUMBER
                                                                    755246 10 5

            [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                      [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

               For Period Ended:  September 30, 1999

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

               Read attached instruction sheet before preparing form. Please print or type.

               Nothing in this shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

            PART I - REGISTRANT INFORMATION

               Full Name of Registrant:  Read Rite Corp
               Former Name if Applicable:  N/A
               Address of Principal Executive Office (Street and Number)
                 345 Los Coches Street, Milpitas, California 95035

            PART II - RULES 12b-25 (b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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            PART III - NARRATIVE

            State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

            Since the fourth quarter of fiscal year 1999, the Company has not been in compliance with certain financial covenants required by the terms of its revolving credit facility. In October 1999, the size of the revolver portion of the credit facility was reduced from $100 million to $75 million and the banks agreed to waive compliance on these financial covenants through December 31, 1999. The Company has met all payment terms of the facility, including all required interest payments. At this time, the Company is negotiating with its banks for an additional waiver or amendment. If the Company fails to obtain an additional waiver or amendment from the banks for the balance of the current fiscal year, the borrowing under generally accepted accounting principles will be treated as a current liability rather than long-term debt. In addition, failure to obtain the waiver or amendment may require the external auditors to include an explanatory paragraph in their opinion on the financial statements.

            Furthermore, the financial statements for the fiscal year ended September 30, 1999 cannot be finalized as management of the Company has not determined whether or not an end of the year adjustment is appropriate for certain of the Company's long-term assets. Such a determination may require adjustments to properly account for any change to the Company's long-term asset valuation.

            At this time, the Company is unable to reasonably estimate the impact of the issues described above. Therefore, an extension of time to file is requested. As indicated in Part II, above, the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

            PART IV - OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification

                      John T. Kurtzweil      510-683-6100      December 27, 1999
                      ----------------------------------------------------------
                          (Name)             (Telephone)            (Date)


               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes     [  ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes     [  ] No
                             See attached "Schedule A"

                      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              READ-RITE CORPORATION

            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date      December 27, 1999         By     /s/ John T. Kurtzweil
                 ------------------------          ----------------------------

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            INSTRUCTION: The form may be sign by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

               Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

               1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

               2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

               3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

               4. Amendments to the notifications must also be filed on Form
            12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

               5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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Read-Rite Corporation                                 SEC File Number:  0-19512


Schedule A

The financial statements for the fiscal year ended September 30, 1999 cannot be finalized as management of the Company has not completed its evaluation of whether or not an end of the year adjustment is appropriate for certain of the Company's long-term assets. Such a determination may require adjustments to properly account for any change to the Company's long-term asset valuation.

In addition, the Company is also in negotiations with its lenders to obtain an additional waiver or amendment in connection with certain terms of its credit facility. Failure to obtain the waiver or amendment may require the external auditors to include an explanatory paragraph in their opinion on the financial statements.

At this time, the Company is unable to reasonably estimate the impact of the issues described above. Therefore, an extension of time to file is requested.